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                             January 5, 2021

       Thomas Fennimore
       Chief Financial Officer
       Luminar Technologies, Inc./DE
       2603 Discovery Drive, Suite 100
       Orlando, Florida 32826

                                                        Re: Luminar
Technologies, Inc./DE
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-251657

       Dear Mr. Fennimore:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your registration statement covers the offer and sale by you of up to
                                                        6,666,666 shares of
Class A Stock that are issuable upon the exercise of 6,666,666 warrants that appear to
have been immediately exercisable when issued privately. Please note that a transaction
that commenced privately cannot be converted to a registered offering. Please revise
the registration statement to remove the primary issuance of up to
                                                        6,666,666 shares of
Class A Stock or tell us why the warrants were not immediately exercisable when
issued. Refer to Question 134.02 of our Securities Act Sections
                                                        Compliance and
Disclosure Interpretations.
 Thomas Fennimore
Luminar Technologies, Inc./DE
January 5, 2021
Page 2
Executive Compensation, page 112

2. Please update your executive compensation disclosure to reflect the last completed fiscal year. Refer to Item 402(c) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameThomas Fennimore                            Sincerely,
Comapany NameLuminar Technologies, Inc./DE
                                                              Division of
Corporation Finance
January 5, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName